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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                        Commission File Number: 000-04829


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         NABI 2000 EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

         NABI BIOPHARMACEUTICALS
         5800 PARK OF COMMERCE BOULEVARD N.W., BOCA RATON, FL 33487
         (561) 989-5800





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NABI 2000 EMPLOYEE STOCK PURCHASE PLAN




                                TABLE OF CONTENTS


Report of Independent Certified Public Accountants........................................................... 3


Financial Statements

Statements of Financial Condition as of December 31, 2002, 2001, and 2000.................................... 4

Statements of Changes in Equity for the years ended December 31, 2002 and
      2001 and for the period from May 26, 2000 (inception) to December 31, 2000............................. 5

Notes to Financial Statements................................................................................ 6

Signatures................................................................................................... 8

Exhibit 23.1.................................................................................................10




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REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrator
of the Nabi 2000 Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of the Nabi 2000 Employee Stock Purchase Plan (the "Plan") as of December 31, 2002, 2001, and 2000, and the related statements of changes in equity for the years ended December 31, 2002 and 2001, and the period from May 26, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2002, 2001 and 2000, and the changes in its equity for the years ended December 31, 2002 and 2001, and the period from May 26, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.



                                                           /s/ Ernst & Young LLP

Fort Lauderdale, Florida
March 25, 2003



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NABI 2000 EMPLOYEE STOCK PURCHASE PLAN



                                         STATEMENTS OF FINANCIAL CONDITION





                                                                             DECEMBER 31,
                                                                    ---------------------------------
                                                                     2002         2001         2000
                                                                    -------      -------      -------
ASSETS:
Receivable from Nabi Biopharmaceuticals                             $52,866      $49,405      $60,613
                                                                    =======      =======      =======
LIABILITIES AND EQUITY:
   Obligation to purchase Nabi Biopharmaceuticals Common stock       52,866       49,405       60,613
   Plan equity                                                           --           --           --
                                                                    -------      -------      -------
TOTAL LIABILITIES AND EQUITY                                        $52,866      $49,405      $60,613
                                                                    =======      =======      =======


                             SEE ACCOMPANYING NOTES.



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NABI 2000 EMPLOYEE STOCK PURCHASE PLAN



                         STATEMENTS OF CHANGES IN EQUITY


                                                                                  FOR THE PERIOD
                                                                                     OF MAY 26
                                          FOR THE YEARS ENDED DECEMBER 31,        (INCEPTION) TO
                                         ------------------------------------       DECEMBER 31,
                                              2002                     2001            2000
                                         -----------               -----------   ---------------
Participant contributions                $   583,823               $   586,179       $   310,779
Purchases of Nabi Biopharmaceutical         (583,823)                 (586,179)         (310,779)
   Common stock
                                         -----------               -----------       -----------
PLAN EQUITY AT END OF YEAR               $        --               $        --       $        --
                                         -----------               -----------       -----------


                             SEE ACCOMPANYING NOTES.




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                     NABI 2000 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

NOTE 1    DESCRIPTION OF PLAN

GENERAL. The Plan was approved by the stockholders of Nabi Biopharmaceuticals (the "Company") to be effective May 2000. The terms of the Plan allow eligible employees (as defined in the Plan) to purchase shares of the Company's common stock at a price equal to 85% of the lower of the closing price on the day immediately prior to the beginning or end of each semi-annual stock offering period. With approval of the Plan, the shareholders approved the issuance of up to 500,000 shares of the Company's common stock under the Plan. With shareholder approval, from time to time additional shares of common stock may be reserved for issuance under the Plan. For the purchase periods ending May 31, 2002 and November 30, 2002, a total of 116,940 shares of the Company's common stock were purchased by Plan participants. For the purchase periods ending May 31, 2001 and November 30, 2001, a total of 130,001 shares were purchased by Plan participants. For the purchase period ending November 30, 2000, a total of 76,973 shares were purchased by Plan participants.

ELIGIBILITY. Participation in the Plan is voluntary. Any employee of the Company is deemed eligible to participate in the Plan provided he or she is employed at the beginning of the offering period and is an employee as of the date(s) of each payroll deduction. Eligible employees are permitted to purchase shares of the Company's common stock directly from the Company through payroll deductions. The Plan is funded solely by voluntary employee contributions. These contributions are deducted from participants' compensation each pay period during an offering period in equal or substantially equal amounts and are credited to the participants' accounts. All funds held by the Company under the Plan are included in the general assets of the Company. Employee eligibility is restricted if (i) immediately after the grant of an option, the employee would own stock or hold outstanding options to purchase stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company, or (ii) the grant of the option would permit the participant's rights to purchase stock under all employee stock purchase plans of the Company to accrue at a rate which exceeds $25,000 of the fair market value of the stock (determined at the time the option is granted) for each calendar year in which such option is outstanding. In addition, the aggregate of all payroll deductions made with respect to a single Plan offering period must be at least one percent and no greater than ten percent of the employee's base pay earned during the Plan offering period.

OFFERING PERIODS. Under the Plan, there are two six-month offering periods beginning on June 1 and December 1 of each calendar year and ending on November 30 and May 31, respectively. Eligible employees complete an authorization form for payroll deductions and file it with the Company five days prior to the commencement date of the respective offering period. By authorizing the payroll deductions, the employee shall be deemed to have been granted an option as of the applicable date to purchase as many shares of the Company's common stock as can be purchased with the payroll deductions credited to his account during the offering period. Unless the employee provides written notice to the Company to withdraw contributions prior to the offering termination date, the option to purchase the Company's common stock with payroll deductions for the offering period will be deemed to have been exercised automatically at the end of the offering.

WITHDRAWAL FROM THE PLAN. A participant may withdraw payroll deductions credited to his or her account for any offering by providing written notice to the Company up to the day before the payroll processing immediately preceding the offering termination date, and upon notice, all of the participant's payroll deductions for the offering will be paid promptly without interest.

DURATION OF PLAN. The Plan shall terminate on the offering termination date on which the number of shares for which options are exercised exceeds the number of shares available for the offering. The Plan may be terminated at the discretion of the Board of Directors at any other time.




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NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING. The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the Plan financial statements and accompanying notes. Actual results may differ from those estimates.

PLAN ADMINISTRATION. The Plan is administered by the President of the Company and designated personnel.

PLAN EXPENSES.  Administrative expenses of the Plan are paid by the Company.


NOTE 3   FEDERAL INCOME TAXES

The Plan is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986 (the "Code"). Purchases of shares under this Plan are not intended to result in taxable income to participants in the Plan based on provisions in Section 423 of the Code.



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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   NABI 2000 EMPLOYEE STOCK PURCHASE PLAN



Date:  March 28, 2003              By:   /s/  THOMAS H MCLAIN
                                        -----------------------------------
                                        Thomas H. McLain
                                        Plan Administrator

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